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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of   March, 2004

Commission File Number:   1-14118

PRESS RELEASE #05/04
QUEBECOR WORLD RECOMMENDS SHAREHOLDERS
REJECT UNSOLICITED MINI-TENDER OFFER

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

March 1st, 2004	05/04
For immediate release	Page 1 of 2

QUEBECOR WORLD RECOMMENDS SHAREHOLDERS
REJECT UNSOLICITED MINI-TENDER OFFER

Montréal, Canada — Quebecor World (NYSE, TSX: IQW) said today that it has been notified of an unsolicited "mini-tender" offer from TRC Capital Corporation. TRC is offering to purchase up to 3 million Quebecor World subordinate voting shares, representing approximately 3.5% of Quebecor World's subordinate voting shares outstanding, at a price of CDN $25.25. This is a 3.8% discount below Quebecor World's closing price on February 25, 2004 of CDN $26.26 per common share.

Quebecor World recommends that shareholders reject this unsolicited offer. Quebecor World would also like to inform shareholders that the Company is no way associated with TRC Capital Corporation or its offer.

TRC Capital has made numerous unsolicited "mini-tender" offers for shares of other companies in the recent past. "Mini-tender" offers are offers to purchase a small percentage of a company's outstanding shares, thereby avoiding most of the filing, disclosure and procedural requirements of Canadian securities legislation and the U.S. Securities and Exchange Commission (SEC). The Canadian Securities Administrators and the SEC have cautioned investors about "mini-tender" offers noting that these offers invite investors to sell their securities at below-market prices.

Quebecor World advises shareholders to consult their financial advisors and to exercise caution with respect to this offer. Quebecor World shareholders who have already tendered are advised that they may withdraw their common shares by providing the written notice described in the TRC Capital offering documents prior to the expiration of the offer.

For immediate release	Page 2 of 2

Quebecor World Inc. (NYSE; TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further Information contact:

Jeremy Roberts Vice-President, Corporate Finance and Investor Relations Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary
Date:	March 2, 2004

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QUEBECOR WORLD RECOMMENDS SHAREHOLDERS REJECT UNSOLICITED MINI-TENDER OFFER
SIGNATURES